Exhibit 99.1

Skeena Provides Update on Near Term Value-Generating Catalysts

Vancouver, BC (July 18, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to provide an update on several near-term catalysts expected to drive growth at its 100% owned Eskay Creek and Snip Projects (the “Projects”) located in the Golden Triangle of northwest British Columbia, Canada. This update is mainly focused on technical optimization of the Projects, specifically related to exploration, metallurgy, and engineering studies.

Randy Reichert, Skeena’s President & CEO, commented “We anticipate 2023 to be a transformational year for the Company as we progress from exploration and project studies into development. Skeena’s primary focus is continued growth at both Projects through advancement of engineering and metallurgical optimization. Several near-term milestones are expected in the second half of this year with a goal of growing the mine life and net present value of Eskay Creek, continuing to increase value for all stakeholders.”

Table 1: Near Term Value-Generating Catalysts for Skeena

Catalyst	Expected Completion Date
Updated Mineral Resource Estimate for Eskay Creek	☒	Completed Q2 2023
Increased Land Package Surrounding Eskay Creek	☒	Completed Q3 2023
Metallurgical Optimization & Simplified Flowsheet at Eskay Creek	☐	Expected Q3 2023
Updated Mineral Resource Estimate for Snip	☐	Expected Q3 2023
Exploration Results from Eskay Creek	☐	Expected Q3/Q4 2023
Definitive Feasibility Study for Eskay Creek	☐	Expected Q4 2023
Maiden Engineering Study for Snip	☐	Expected Q1 2024

Below highlights the details of the key technical updates in Table 1 that Skeena has recently completed or expects to complete in the near-term at both Eskay Creek and Snip.

Updated Mineral Resource Estimate for Eskay Creek (completed Q2 2023)

Skeena published an updated Mineral Resource Update (“MRE” or “Resource”) for Eskay Creek on June 20, 2023. This update highlighted a total increase of 8%, adding over 430,000 gold equivalent1 (“AuEq”) ounces to the MRE. With 73% of the Resource now being in the Measured and Indicated categories the Company expects a large percentage to convert to Reserves, potentially adding a year or more of mine life to Eskay Creek in the Q4 2023 Definitive Feasibility Study (“DFS”).

Increased Land Package Surrounding Eskay Creek (completed Q3 2023)

The Company recently increased its land package by acquiring five new claims surrounding Skeena’s existing Eskay Creek and Eskay North claims. These new claims cover the interpreted northeastern extension of the Eskay Creek Rift system, which has the potential to host additional mineralization. With a total land package now exceeding 100,000 hectares, the Company has one of the largest land positions held for mining in the mineral-rich Golden Triangle region of British Columbia.

1 AuEq in this release have factored metallurgical recoveries as per the calculation: AuEq = ((Au (g/t)*1700*0.84) + (Ag (g/t)*23*0.88)) / (1700*0.84). US$1,700/oz Au, US$23/oz Ag, 84% gold recovery and 88% silver recovery.

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek (expected Q3 2023)

Following the 2022 Eskay Creek Feasibility Study (“FS”), Skeena has continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work has been to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Recent testing has shown significant improvements in flotation concentrate quality due to better flotation kinetics and employing a finer re-grind particle size distribution. The Eskay Creek processing plant is now expected to be a traditional flotation plant with a single stage of rougher flotation and a simple re-grind and flotation cleaning circuit. This change represents a likely reduction in both process plant capital costs and operational costs. Gold recovery within the modified process is expected to be comparable to the 2022 FS.

Updated MRE for Snip (expected Q3 2023)

Skeena plans to release an updated MRE for their Snip Project which will incorporate an additional 307 drillholes totaling 46,268 metres of drilling. The majority of the new drilling was completed by Hochschild Mining under their option agreement before Skeena regained 100% ownership of the project on April 5, 2023. The additional drilling is expected to expand and upgrade Inferred ounces to the Indicated category.

Exploration Results from Eskay Creek (expected Q3/Q4 2023)

Three drills are currently operating at Eskay Creek, two of which are focused on the Eskay Deeps target in search of high-grade mineralization hosted in the Contact Mudstone at depth and along strike of the currently defined deposit. The third drill is focused on exploring for additional near mine mineralization that may be amenable to open-pit mining in proximity to the already defined resources at Eskay Creek. Assay results are expected to be released in fall 2023.

Skeena’s Senior Vice President of Exploration & Resource Development, Paul Geddes, commented “Our thesis that the mineralized Eskay Creek Rift system continues at depth beyond the delineated NEX Zone was proven in 2022 with drill hole SK-22-1081, which intersected 3.79 g/t Au, 59.4 g/t Ag over 32.19 metres. This new occurrence is 650 metres down-dip of the current Resource and opens up a substantial area of new exploration potential. We are excited for this new phase of exploration at Eskay Deeps to test the true size potential of the Rift.”

Definitive Feasibility Study for Eskay Creek (expected Q4 2023)

The Company is progressing towards the completion of a DFS for Eskay Creek. The updates that will be incorporated into the Study include the recently updated MRE, metallurgical optimization, refinements to the mill flowsheet, updated capital expenditure figures, and modifications to the open-pit mining method to enhance selectivity and minimize dilution. Skeena anticipates these updates to increase confidence in successful execution and extend the life of mine, ultimately increasing the value of Eskay Creek.

Maiden Engineering Study for Snip (expected Q1 2024)

Following the completion of an updated MRE for Snip in Q3 2023, Skeena will work to finalize an engineering study on the project. The study will highlight Snip as a potential satellite operation, providing ore to a centralized mill at Eskay Creek. The Company expects the additional ore from Snip to further bolster the mine life at Eskay Creek and increase payabilities of the concentrate.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the Eskay Creek and Snip Projects, two past-producing mines located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling and plans on releasing a Definitive Feasibility Study for Eskay Creek in Q4 2023.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “progressing towards”, “in search of”, “targets”, “is projected”, “plans to”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “often”, “likely”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, the potential impact of the Definitive Feasibility Study for Eskay Creek, and the Maiden Engineering Study for Snip on the anticipated mine life and/or the conversion of resource ounces from the Inferred to Indicated categories or from Measured or Indicated categories to the Reserve category, estimated project capital and operating costs, potential reductions in process plant capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development generally and specifically in relation to the potential for additional mineralization in the recently increased land package. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral Reserves and mineral Resources

Skeena’s mineral Reserves and mineral Resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral Resources constitute or will be converted into Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral Resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral Resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.